

April 22, 2025

Daniel Neville
Chief Executive Office
Advanced Flower Capital Inc.
477 S. Rosemary Ave.
Suite 301
West Palm Beach, FL 33401

> **Re: Advanced Flower Capital Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2025**
> **File No. 333-286604**

Dear Daniel Neville:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee, Esq.